

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 6, 2009

Ms. Mindy Kline
Chief Executive Officer
Gold Star Tutoring Services, Inc.
4111 NW 28th Way
Boca Raton, FL 33434

      RE: Gold Star Tutoring Services, Inc.
             Form 10-K for the year ended December 31, 2008
             Filed March 26, 2009, as amended October 2, 2009 and October 5, 2009
             File No. 000-53158

Dear Ms. Kline:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Larry Spirgel
                Assistant Director